Exhibit 99.4

Appendix 3E

Daily share buy-back notice

Rule 3.8A

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN/ARSN
James Hardie Industries plc	097 829 895

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market buy-back

2	Date Appendix 3C was given to ASX	1 August 2016

Total of all shares/units bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares/units bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,744,208	178,096

4	Total consideration paid or payable for the shares/units	$61,090,692	$3,881,905

Appendix 3E

Daily share buy-back notice

Before previous day	Previous day

5	If buy-back is an on-market buy-back	Highest price paid: A$22.75 Lowest price paid: A$21.63	Highest price paid: A$21.98 Lowest price paid: A$21.61 Highest price allowed under rule 7.33: A$23.3432

How many shares/units may still be bought back?
6	If the company/trust has disclosed an intention to buy back a maximum number of shares/units – the remaining number of shares/units to be bought back

3,167,829 ordinary shares/CUFS

The company intends to buy ordinary shares/CUF with an aggregate value of up to US$100 million. The remaining shares to be bought back is based on the maximum number of 6,090,133 ordinary shares/CUFS calculated in the Appendix 3C released on the 1st August 2016.

The final maximum number of shares/CUFS will depend upon market price and exchange rate movements over the buyback period.

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Natasha Mercer	Date: 2 September 2016
(Company Secretary)

Print name:	Natasha Mercer

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